FOR IMMEDIATE RELEASE	TSX/NYSE/PSE: MFC; SEHK: 0945
July 24, 2003

Manulife Financial reports record quarterly earnings and raises dividend by 17 per cent

TORONTO – Manulife Financial Corporation today reported record shareholders’ net income of $386 million for the second quarter of 2003. The increase in earnings was driven by strong business growth, improved equity markets, tight management of expenses, and generally favourable claims experience, partially offset by the impact of a strengthening Canadian dollar.

Earnings per common share for the second quarter were $0.83, a 17 per cent increase from the $0.71 reported in 2002, reflecting the higher earnings and the favourable impact of share repurchases last year. Return on common shareholders’ equity for the quarter increased significantly to 18.0 per cent compared to 16.1 per cent for the same period last year.

Given Manulife’s consistent earnings growth, the Board of Directors today announced an increase of $0.03 or 17 per cent in the Company’s quarterly common share dividend.

Total premiums and deposits for the quarter were $7.3 billion, a decline of two per cent from the second quarter of 2002. On a constant currency basis, premiums and deposits increased six per cent from a year ago. The contribution from strong sales across most insurance and wealth management businesses was more than offset by the sharp appreciation of the Canadian dollar. Funds under management increased three per cent from the prior year to $144.3 billion as at June 30, 2003.

“We are very pleased with the strong sales performance across so many of our businesses this quarter, despite challenging conditions in a number of markets,” said Dominic D’Alessandro, President and Chief Executive Officer of Manulife Financial. “With a focus on growing the Company organically, we are seeing the positive results of expanded distribution arrangements, new and enhanced products, and an ongoing commitment to superior customer service. Given how well Manulife Financial is positioned to take advantage of improving equity markets and business growth opportunities, we are pleased to be able to announce a significant increase in our quarterly dividend.”

“Manulife Financial delivered record earnings despite the significant appreciation of the Canadian dollar since the beginning of the year,” added Peter Rubenovitch, Executive Vice President and Chief Financial Officer. “This, in part, reflects our diversified operations, an excellent investment track record, and rigorous attention to managing expenses.”

FINANCIAL PERFORMANCE

Financial Highlights
(unaudited)

	Quarterly Results			Six Months Ended
	2Q03	1Q03	2Q02	2Q03	2Q02
Shareholders' Net Income (C$ millions)	386	336	344	722	679
Earnings per Common Share (C$)	0.83	0.73	0.71	1.56	1.41
Return on Common Shareholders' Equity (%, annualized)	18.0	15.8	16.1	16.9	16.2
Premiums & Deposits (C$ millions)	7,322	7,881	7,463	15,203	15,058
Funds under Management (C$ billions)	144.3	141.6	139.8

Shareholders’ Net Income

Manulife Financial Corporation reported shareholders’ net income of $386 million for the second quarter ended June 30, 2003, up 12 per cent from $344 million in 2002 despite the negative impact of a strengthened Canadian dollar, which reduced earnings by approximately $22 million. This increase reflected strong business growth, the improved equity markets, tight management of expenses, and favourable claims experience, particularly in the Reinsurance and Canadian Divisions, partially offset by less favourable mortality experience in the U.S. Division and increased costs related to new business, which is often referred to as new business strain.

In addition, the Company recognized an investment-related gain and recorded costs related to the move of its U.S. Division headquarters, which in aggregate increased earnings by $12 million after tax.

Manulife did not release reserves pertaining to segregated fund guarantees. This allows the Company to maintain a strong position against potential equity market movements. Had reserves been released, earnings would have been higher by $29 million after tax.

For the six months ended June 30, 2003, shareholders’ net income was $722 million, an increase of six per cent over 2002.

Earnings per Common Share and Return on Common Shareholders’ Equity

The second quarter earnings per common share were $0.83 compared to $0.71 in 2002, up 17 per cent. For the three months ended June 30, 2003, return on common shareholders’ equity was 18.0 per cent compared to 16.1 per cent for the same period in 2002.

Year-to-date return on common shareholders’ equity and earnings per common share were 16.9 per cent and $1.56, respectively.

OPERATING HIGHLIGHTS

Product Development

o	As part of its commitment to providing its clients with access to best-of-class investment platforms and asset allocation strategies, Manulife USA enhanced the investment options available in its variable annuity, variable life insurance, and 401(k) pension products. Manulife USA provides an investment platform with the potential to offer superior risk-adjusted returns and broad diversification across asset classes, investment styles, and asset managers.

o	Manulife Japan launched ManuMed, a new medical insurance product that provides clients with flexible protection against a number of illnesses. In addition to full medical protection, ManuMed provides a flexible savings feature that allows policyholders to use the product as a universal life type insurance. The Japanese medical insurance market has grown rapidly in recent years and Manulife Japan intends to leverage its global expertise in universal life insurance products to provide advantages to Japanese consumers.

o	Manulife Bank now offers its innovative Manulife One to consumers with high-ratio mortgages, those with less than 25 per cent paid against the value of the home. Manulife One, a unique product introduced in late 1999, is a home equity line of credit that combines a homeowner's chequing and savings account with their mortgage.

Distribution Expansion

o	The reorganization of the Japanese sales infrastructure was launched, with restructuring of the branch and sales offices to improve the efficiency and speed of operations and provide stronger sales support to agents. Recruiting activities have intensified, with more than 300 agents joining Manulife Japan during the quarter. As at June 30, 2003, Manulife Japan had 3,326 agents, a four per cent increase from the previous quarter end.

o	Manulife Vietnam signed a bancassurance agreement with Dong A (East Asia) Bank, one of the largest banks in Vietnam, under which Manulife's insurance products will be sold through the bank's extensive branch network. Manulife Vietnam was the first foreign life insurer established in the country, commencing operations in 1999, and the first to declare a profit.

o	Manulife Japan continued to expand and diversify distribution arrangements for marketing of the ManuSolution variable annuity product, signing agreements with three additional banks during the quarter. Sales of variable annuities through non-traditional distribution channels represented 84 per cent of total variable annuity sales in the second quarter, 2003.

Customer Service

o	Canadian Pension Operations launched an electronic enrolment service to complement its already strong Internet support services. This new electronic capability provides members with easy-to-use online tools to learn about and easily enroll in their group savings plan, while plan administrators have several self-service options to help them effortlessly track new enrolments.

o	Manulife Hong Kong received double recognition by winning in the "Insurance Company" and "MPF Service" categories in Next Magazine's 2003 Top Service Award. The Company also won both awards last year, underscoring its success in continuously providing high quality and attentive service to its customers.

Business Development

o	Canadian Group Benefits was awarded several significant group life and health benefit contracts, including arrangements for employees of Canadian Pacific Railway, Noranda/Falconbridge, IBM and ING Canada. Manulife Financial ranked first in sales in the Canadian group benefits market, as measured by annualized premiums and premium equivalents, with a 19.2 per cent market share, in the first quarter 2003 LIMRA survey (the most recently available industry data).

o	During the quarter, Manulife Financial marked the 100th anniversary of its first life insurance policy sold in the United States. Manulife first opened its doors to the U.S. market with a small life insurance field office in Detroit, Michigan. Since that time, Manulife has become a market leader in high net worth life insurance, variable annuities and small case 401(k) pension plan products.

Corporate Developments

o	Manulife Financial Corporation issued 14 million, 4.10% non-cumulative preferred shares, for an aggregate amount of $350 million. This issue was priced at a very attractive level and was very well received by investors, reflecting the high credit quality of the Company. The proceeds of the offering will be used for general corporate purposes.

Premiums and Deposits

Second quarter premiums and deposits were $7.3 billion in 2003, down slightly compared to $7.5 billion in the second quarter of 2002. Premiums and deposits increased by six per cent after excluding the impact of a strengthened Canadian dollar. This increase was driven by sales of variable annuity products in the U.S. and Japan and wealth management products in Canada.

Funds under Management

Funds under management increased by three per cent to $144.3 billion as at June 30, 2003 compared to $139.8 billion as at June 30, 2002. General fund assets decreased by two per cent to $76.9 billion from a year ago as business growth was more than offset by a $5.3 billion decline due to a strengthened Canadian dollar. Segregated fund assets increased to $61.0 billion from $56.9 billion as at June 30, 2002. Strong net policyholder cash flows of 401(k) and annuity products in the U.S. and positive net segregated fund cash flows in Canada over the past 12 months were partially offset by the $5.5 billion reduction caused by a strengthened Canadian dollar.

Capital

Total capital increased slightly to $12.0 billion as at June 30, 2003 compared to $11.9 billion as at June 30, 2002. This increase was primarily the result of net income in the past 12 months and the issuance of $350 million of preferred shares in the quarter, offset by the repurchase of 20 million common shares for $726 million in 2002, shareholder dividends and the negative impact of a strengthened Canadian dollar.

Quarterly Dividends

The Board of Directors approved a quarterly shareholders’ dividend of $0.21 per share on the common shares of the Company, an increase of $0.03 per share, payable on or after September 19, 2003 to shareholders of record at the close of business on August 15, 2003. A dividend of $0.25625 per share was also declared on the Non-cumulative Class A Shares Series 1 of the Company, payable on or after September 19, 2003 to shareholders of record at the close of business on August 15, 2003.

PERFORMANCE BY DIVISION

U.S. Division

	Quarterly Results			Six Months Ended
	2Q03	1Q03	2Q02	2Q03	2Q02
Shareholders' Net Income (C$ millions)	111	107	111	218	229
Premiums & Deposits (C$ millions)	4,210	4,699	4,500	8,909	9,288
Funds under Management (C$ billions)	72.1	70.3	70.1

o	U.S. Division's 2003 second quarter net income of $111 million was consistent with net income reported in the second quarter of 2002. Year-to-date net income was $218 million compared to $229 million in 2002. Growth in U.S. Division earnings was unfavourably impacted by the weakened U.S. dollar. On a U.S. dollar basis, second quarter earnings increased by 11 per cent over the second quarter of 2002, reflecting business growth combined with continued tight management of expenses, and improved equity markets. The growth in earnings was mitigated by mortality experience, which was modestly unfavourable in the current quarter as compared to the very favourable experience in the second quarter of 2002, and by increased new business strain from strong variable annuity sales growth.

o	Premiums and deposits for the quarter were $4.2 billion compared to $4.5 billion reported in the second quarter of 2002. On a U.S. dollar basis, premiums and deposits increased by four per cent primarily due to strong growth in variable annuity sales as a result of improved investor confidence and the Scudder distribution arrangement. Universal life insurance sales were very strong, while premiums and deposits from 401(k) pensions were unchanged as the increase from in force recurring deposits was offset by lower new business sales.

o	As at June 30, 2003, funds under management of $72.1 billion were three per cent or $2.0 billion higher than a year ago. Despite the impact of weak equity markets over the past 12 months, on a U.S. dollar basis, strong net policyholder cash flows drove a 15 per cent increase in funds under management.

Canadian Division

	Quarterly Results			Six Months Ended
	2Q03	1Q03	2Q02	2Q03	2Q02
Shareholders' Net Income (C$ millions)	125	94	97	219	190
Premiums & Deposits (C$ millions)	1,641	1,786	1,515	3,427	3,047
Funds under Management (C$ billions)	36.9	35.3	34.3

o	Canadian Division shareholders' net income increased by 29 per cent to $125 million from the $97 million in the second quarter of 2002. Year-to-date shareholders' earnings of $219 million were up 15 per cent over the first six months of 2002. This increase was primarily driven by favourable claims experience, and by the impact of improving equity markets, particularly on the Division's wealth management businesses. If reserves had been released as a result of the impact of favourable equity markets on segregated fund guarantees, Canadian Division's shareholders' net income for the quarter would have been higher by $17 million after tax.

o	Premiums and deposits for the quarter were $1.6 billion, up eight per cent over the $1.5 billion from the same quarter last year. This growth was driven by a 35 per cent increase in Group Pension premiums and deposits and a 14 per cent increase in Individual Wealth Management sales (excluding money market mutual funds), primarily of guaranteed and fixed-rate products.

o	Funds under management as at June 30, 2003 were $36.9 billion, an increase of $2.6 billion over the same time last year. This increase reflects positive net segregated and mutual fund cash flows over the past 12 months, good growth in both the wealth management and insurance businesses, and the impact of improving equity values.

Asian Division

	Quarterly Results			Six Months Ended
	2Q03	1Q03	2Q02	2Q03	2Q02
Shareholders' Net Income (C$ millions)	73	58	60	131	113
Premiums & Deposits (C$ millions)	781	747	795	1,528	1,486
Funds under Management (C$ billions)	11.2	11.0	9.1

o	Asian Division shareholders' net income increased by 21 per cent to $73 million in the second quarter of 2003 from $60 million in 2002. Year-to-date shareholders' net income was $131 million, an increase of 16 per cent over 2002. On a constant dollar basis, this quarter's shareholders' net income increased by 35 per cent. The increase for the quarter reflected business growth across the Division, particularly in the Hong Kong, Indonesia and Philippines operations, despite the unfavourable impact of SARS.

o	Total premiums and deposits were $781 million, slightly less than $795 million in 2002. On a constant dollar basis, premiums and deposits increased by eight per cent despite the impact of SARS on the region. This increase reflected growth in Hong Kong Individual Insurance premiums and sales of unit-linked products in Taiwan and Singapore.

o	Funds under management increased by 24 per cent to $11.2 billion as at June 30, 2003 from $9.1 billion in 2002. This increase was due to business growth across the Division, particularly in Hong Kong Individual Insurance; Mandatory Provident Fund deposits in Hong Kong; an increase in institutional funds managed by Hong Kong Manulife Assets Management; and mutual fund deposits in Indonesia over the past 12 months; partially offset by the negative impact of a strengthened Canadian dollar.

Japan Division

	Quarterly Results			Six Months Ended
	2Q03	1Q03	2Q02	2Q03	2Q02
Shareholders' Net Income (C$ millions)	25	25	28	50	58
Premiums & Deposits (C$ millions)	513	466	394	979	777
Funds under Management (C$ billions)	11.1	12.5	13.6

o	Japan Division's net income was $25 million in the second quarter of 2003, down from $28 million in the second quarter of 2002. Year-to-date earnings were $50 million compared to $58 million in 2002. The impact of improved equity markets on the quarter's earnings was more than offset by the effect of continuing overall weak economic conditions in Japan, which depressed sales of universal life and traditional insurance products.

o	Premiums and deposits increased by 30 per cent in the second quarter to $513 million compared to the same quarter of 2002. This increase reflected higher sales of variable annuity products generated through the new bank distribution channel and commencing April 1, 2003, through Nikko Cordial Securities, one of the largest distributors of variable annuities in Japan.

o	Funds under management decreased by $2.5 billion to $11.1 billion as at June 30, 2003 compared to $13.6 billion as at June 30, 2002. Over the past 12 months, increases from premiums and deposits were more than offset by the impact of a weakened Japanese yen and benefit payments to policyholders.

Reinsurance Division

	Quarterly Results			Six Months Ended
	2Q03	1Q03	2Q02	2Q03	2Q02
Shareholders' Net Income (C$ millions)	51	57	40	108	90
Premiums (C$ millions)	177	183	259	360	460
Funds under Management (C$ billions)	3.7	3.9	4.0

o	Reinsurance Division reported net income of $51 million in the second quarter of 2003, an increase of 27 per cent over the $40 million reported in the second quarter of 2002. Year-to-date net income increased to $108 million from $90 million in 2002. The quarter's increased earnings reflected improved equity market performance and favourable claims experience in the Life Retrocession business. If reserves had been released as a result of the impact of favourable equity markets on segregated fund guarantees, Reinsurance Division's shareholders' net income for the quarter would have been higher by $9 million after tax.

o	Premiums of $177 million were $82 million or 32 per cent lower than in the second quarter of 2002. The reduction was driven by the timing of client-reported premiums in the Property and Casualty Reinsurance line in 2002.

o	General fund assets decreased by seven per cent to $3.7 billion as at June 30, 2003 from $4.0 billion as at June 30, 2002 as business growth was more than offset by the impact of a weakened U.S. dollar.

About Manulife Financial

Manulife Financial is a leading Canadian-based financial services group operating in 15 countries and territories worldwide. Through its extensive network of employees, agents and distribution partners, Manulife Financial offers clients a diverse range of financial protection products and wealth management services. Funds under management by Manulife Financial were Cdn$144.3 billion as at June 30, 2003.

Manulife Financial Corporation trades as ‘MFC’ on the TSX, NYSE and PSE, and under ‘0945’ on the SEHK. Manulife Financial can be found on the Internet at www.manulife.com.

Attachments: Financial Highlights, Consolidated Statements of Operations, Consolidated Balance Sheets, Divisional Information.

Notes:

Manulife Financial Corporation will host a Second Quarter Earnings Results Conference Call at 2:00 p.m. ET July 24, 2003. For local and international locations, please call (416) 695-9753 and toll free in North America please call (800) 769-8320. Please call in ten minutes before the call starts. You will be required to provide your name and organization to the operator. A playback of this call will be available after 4:00 p.m. ET today until midnight ET, August 1, 2003 by calling (416) 695-6056 (passcode #3908).

The conference call will also be Webcast through Manulife Financial’s Web site at 2:00 p.m. ET. You may access the Webcast at: www.manulife.com/corporate/corporate2.nsf/public/quarterlyreports.html An archived version of the Webcast will be available later on the Web site at the same URL as above.

The Second Quarter 2003 Financial Statements and Statistical Information Package are also available on the Manulife Web site at: www.manulife.com/corporate/corporate2.nsf/public/quarterlyreports.html Each of these documents may be downloaded before the Webcast begins.

Forward-Looking Statements

This news release includes Forward-Looking statements with respect to the Company, including its business operations and strategy as well as its financial performance and condition. These statements generally can be identified by the use of Forward-Looking words such as: “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” or “continue” or the negative thereof or similar variations. Although management believes that the expectations reflected in such Forward-Looking statements are reasonable, such statements involve risks and uncertainties and actual results may differ materially from those expressed or implied by such Forward-Looking statements. Important factors that could cause actual results to differ materially from the Company’s expectations include among other things, general economic conditions worldwide, market factors, including global capital market activity, interest rate and currency value fluctuations, business competition, changes in government regulations or in tax laws, technological changes, changes in consumer demand for the Company’s products and services, realizing increased revenue from the expansion and development of distribution channel capacity, our ability to complete strategic acquisitions and to integrate acquisitions, catastrophic events, political conditions and developments and international conflicts. The Company does not undertake to update any Forward-Looking statements.

Media inquiries:	Investor Relations:
Donna Morrison	Edwina Stoate
(416) 926-5226	1-800-795-9767 or (416) 926-3490
donna_morrison@manulife.com	investor_relations@manulife.com

Financial Highlights

(Canadian $ in millions unless otherwise stated and per share information, unaudited)

	For the three months ended			As at and for the six months ended
	June 30			June 30
	2003	2002	% Change	2003	2002	% Change

Net income	$387	$343	13	$725	$677	7
Less: net income (loss) attributed to participating policyholders	1	(1)	N/A	3	(2)	N/A

Net income attributed to shareholders	$386	$344	12	$722	$679	6

Premiums and deposits:
Life and health insurance premiums	$2,021	$2,076	(3)	$4,033	$4,035	(0)
Annuity and pension premiums	577	592	(3)	1,405	1,153	22
Segregated fund deposits	4,196	4,223	(1)	8,677	8,790	(1)
Mutual fund deposits	306	349	(12)	652	645	1
ASO premium equivalents	222	223	(0)	436	435	0

Total premiums and deposits *	$7,322	$7,463	(2)	$15,203	$15,058	1

Funds under management:
General fund				$76,886	$78,284	(2)
Segregated funds				60,966	56,906	7
Mutual funds				2,543	1,889	35
Other managed funds				3,916	2,753	42

Total funds under management				$144,311	$139,832	3

Capitalization:
Subordinated debt				$1,352	$1,400	(3)
Non-controlling interest in Manulife Financial Capital Trust				1,000	1,000	--
Trust preferred securities issued by subsidiaries				681	763	(11)
Equity
Participating policyholders' equity				95	98	(3)
Shareholders' equity
Common shares				598	620	(4)
Preferred shares				344	--	N/A
Contributed surplus				7	--	N/A
Shareholders' retained earnings				7,942	7,998	(1)

Total capital				$12,019	$11,879	1

Selected key performance measures:
Basic earnings per common share	$0.83	$0.71		$1.56	$1.41
Diluted earnings per common share	$0.83	$0.71		$1.55	$1.40
Return on common shareholders' equity (annualized)	18.0%	16.1%		16.9%	16.2%
Book value per common share				$18.47	$17.86
Common shares outstanding (in millions)
End of period				463	483
Weighted average - basic	463	483		463	483
Weighted average - diluted	466	487		466	486

* On a constant currency basis, total premiums and deposits for the three and six months ended June 30, 2003 increased by approximately 6% and 7%, respectively, compared to the same periods in 2002.

Summary Consolidated Financial Statements

Consolidated Statements of Operations

(Canadian $ in millions except per share data, unaudited)	For the three months ended		For the six months ended
	June 30		June 30
	2003	2002	2003	2002

Revenue
Premium income	$2,598	$2,668	$5,438	$5,188
Investment income	1,186	924	2,271	2,041
Other revenue	372	371	733	748

Total revenue	$4,156	$3,963	$8,442	$7,977

Policy benefits and expenses
To policyholders and beneficiaries
Death and disability benefits	$745	$879	$1,526	$1,620
Maturity and surrender benefits	832	1,014	1,745	2,200
Annuity payments	305	326	622	646
Policyholder dividends and experience rating refunds	215	237	427	446
Net transfers to segregated funds	265	171	366	606
Change in actuarial liabilities	252	(126)	731	(455)
General expenses	629	592	1,263	1,205
Commissions	317	310	625	614
Interest expense	63	59	125	113
Premium taxes	31	28	60	56
Non-controlling interest in subsidiaries	19	19	38	38
Trust preferred securities issued by subsidiaries	14	16	30	33

Total policy benefits and expenses	$3,687	$3,525	$7,558	$7,122

Income before income taxes	$469	$438	$884	$855
Income taxes	(82)	(95)	(159)	(178)

Net income	$387	$343	$725	$677
Less: net income (loss) attributed to participating policyholders	1	(1)	3	(2)

Net income attributed to shareholders	$386	$344	$722	$679

Basic earnings per common share	$0.83	$0.71	$1.56	$1.41
Diluted earnings per common share	$0.83	$0.71	$1.55	$1.40

Consolidated Balance Sheets
(Canadian $ in millions, unaudited)

	As at June 30
Assets	2003	2002

Invested assets
Bonds	$42,264	$46,183
Mortgages	9,520	8,379
Stocks	6,724	6,835
Real estate	3,780	3,298
Policy loans	4,456	4,668
Cash and short-term investments	5,899	4,248
Other investments	1,222	1,031

Total invested assets	$73,865	$74,642

Other assets
Accrued investment income	$860	$966
Outstanding premiums	462	546
Goodwill	556	609
Miscellaneous	1,143	1,521

Total other assets	$3,021	$3,642

Total assets	$76,886	$78,284

Segregated fund net assets	$60,966	$56,906

Liabilities and equity

Actuarial liabilities	$51,791	$53,959
Benefits payable and provision for unreported claims	2,266	2,367
Policyholder amounts on deposit	2,487	2,729
Deferred realized net gains	3,371	3,288
Banking deposits	1,889	1,315
Other liabilities	3,009	2,677

	$64,813	$66,335
Subordinated debt	1,352	1,400
Non-controlling interest in subsidiaries	1,054	1,070
Trust preferred securities issued by subsidiaries	681	763
Equity
Participating policyholders' equity	95	98
Shareholders' equity
Common shares	598	620
Preferred shares	344	--
Contributed surplus	7	--
Shareholders' retained earnings	7,942	7,998

Total equity	$8,986	$8,716

Total liabilities and equity	$76,886	$78,284

Segregated fund net liabilities	$60,966	$56,906

Notes to Summary Consolidated Financial Statements
(Canadian $ in millions, unaudited)

Note 1: Divisional Information

	For the six months ended June 30, 2003
	U.S.	Canadian	Asian	Japan	Reinsurance	Corporate
Premiums and deposits	Division	Division	Division	Division	Division	and Other	Total
General fund premiums	$1,878	$1,768	$767	$665	$360	$--	$5,438
Segregated fund deposits	7,031	847	485	314	--	--	8,677
Mutual fund deposits	--	376	276	--	--	--	652
ASO premium equivalents	--	436	--	--	--	--	436

Total	$8,909	$3,427	$1,528	$979	$360	$--	$15,203

Net income (loss)	$218	$217	$136	$50	$108	$(4)	$725

Funds under management	As at June 30, 2003

General fund	$23,560	$26,405	$5,930	$10,411	$3,703	$6,877	$76,886
Segregated funds	48,556	9,021	2,686	703	--	--	60,966
Mutual funds	--	1,464	1,079	--	--	--	2,543
Other managed funds	--	--	1,551	--	--	2,365	3,916

Total	$72,116	$36,890	$11,246	$11,114	$3,703	$9,242	$144,311

	For the six months ended June 30, 2002
	U.S.	Canadian	Asian	Japan	Reinsurance	Corporate
Premiums and deposits	Division	Division	Division	Division	Division	and Other	Total
General fund premiums	$1,736	$1,560	$709	$723	$460	$--	$5,188
Segregated fund deposits	7,552	685	499	54	--	--	8,790
Mutual fund deposits	--	367	278	--	--	--	645
ASO premium equivalents	--	435	--	--	--	--	435

Total	$9,288	$3,047	$1,486	$777	$460	$--	$15,058

Net income (loss)	$229	$187	$114	$58	$90	$(1)	$677

Funds under management	As at June 30, 2002

General fund	$24,694	$24,116	$5,567	$13,186	$3,985	$6,736	$78,284
Segregated funds	45,417	8,907	2,125	457	--	--	56,906
Mutual funds	--	1,288	601	--	--	--	1,889
Other managed funds	--	--	774	--	--	1,979	2,753

Total	$70,111	$34,311	$9,067	$13,643	$3,985	$8,715	$139,832

Note 2: Comparatives

Certain comparative amounts have been reclassified to conform with the current period’s presentation.